UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 GSI Group Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    36229U102
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                                 (CUSIP Number)

                               Ellen Porges, Esq.
                         Goldman Sachs Asset Management
                               One New York Plaza
                               New York, NY 10004
                                  212-902-1000

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 26, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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CUSIP No.  36229U102            SCHEDULE 13D/A        Page 2 of 6 Pages
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------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Goldman  Sachs Asset Management
              (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, "Goldman Sachs Asset Management")

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 3 of 6 Pages
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------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Liberty Harbor I GP, LLC

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 4 of 6 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Liberty Harbor Master Fund I, L.P.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 5 of 6 Pages
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ITEM 1.       SECURITY AND ISSUER

     This Amendment No. 2 (the "Amendment") amends the statement on Schedule 13D filed on July 9, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D and Amendment No. 1. This Amendment amends Items 4 and 5(c) as set forth below.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As previously disclosed, the Reporting Persons continue to have discussions with the Issuer and other shareholders regarding the Reporting Persons' investment and implementation of the Chapter 11 plan of reorganization filed as Exhibit A of Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 20, 2009 (the "Plan"). In furtherance of this, the Reporting Persons have entered into discussions with the Issuer and members of the Equity Committee regarding the Plan and possible modifications to the Plan, including, without limitation, exchanging the Notes for any combination of one or more of the following: new secured debt, notes convertible into common stock of the reorganized issues, preferred stock convertible into common stock of the reorganized issues, common stock of the reorganized issues and/or cash. The Reporting Persons are unsure about the ultimate outcome of such discussions or the timing of coming to agreement.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

     (c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I-A or Schedule I-B hereto, during the sixty day period prior to the Date of Event that requires filing this statement on Schedule 13D, as amended.

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CUSIP No.  36229U102            SCHEDULE 13D/A        Page 6 of 6 Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 3, 2010

            GOLDMAN SACHS ASSET MANAGEMENT, L.P.

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact


            GS INVESTMENT STRATEGIES, LLC

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact

            LIBERTY HARBOR I GP, LLC

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact


            LIBERTY HARBOR MASTER FUND I, L.P.
            By:  LIBERTY HARBOR I GP, LLC, ITS GENERAL PARTNER

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact